UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

08030912

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-48255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl Jones — (312) 334-8005
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 07 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Bob Fitzsimmons and Karl Jones, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to ITG Derivatives LLC for the year ended December 31, 2007 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert G. Fitzsimmons
CEO

Karl Jones
Controller

Notary Public

OFFICIAL SEAL
ROBERT J. LARSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES AUG. 21, 2011

ITG DERIVATIVES LLC

(A wholly owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report Thereon)

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
ITG Derivatives LLC

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (the "Company") (a wholly owned subsidiary of ITG Ventures, Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Ryan & Juraska

March 27, 2008

ITG DERIVATIVES LLC

(A wholly owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	2,886,414
Deposits with clearing brokers		446,910
Receivable from broker-dealers		2,442,686
Receivable from customers		621,100
Due from affiliates		23,926
Fixed assets, net		597,482
Goodwill		15,940,509
Other intangibles, net		4,230,392
Other assets		75,261
Total assets	$	27,264,680

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,176,979
Accrued compensation		887,569
Payable to broker-dealers and others		853,011
Due to affiliates		990,368
Other liabilities		33,925
Total liabilities		3,941,852
Commitments		-
Member's equity		23,322,828
Total liabilities and member's equity	$	27,264,680

See accompanying notes to Statement of Financial Condition.

ITG DERIVATIVES LLC

(A wholly owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Basis of Presentation

ITG Derivatives LLC (formerly RedSky Financial, LLC and the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is an Illinois limited liability company that is a wholly owned single-member limited liability subsidiary of ITG Ventures, Inc. ("ITG Ventures"), which in turn, is wholly owned by Investment Technology Group, Inc. ("ITG").

On July 31, 2007, RedSky Financial, LLC ("RedSky') was acquired by ITG via ITG Ventures (the "Acquisition"). As of the Acquisition, RedSky was renamed ITG Derivatives LLC. The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trading and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company. Included in cash and cash equivalents on the Statement of Financial Condition at December 31, 2007, is an investment in a money market fund of $270,159.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables are carried at estimated fair value. Similarly, liabilities are carried at amounts approximating fair value.

Revenue Recognition and Securities Transactions

Transactions in securities are recorded on a trade date basis.

Receivable from broker-dealers include amounts receivable for commissions earned and other fees. Payable to broker-dealers represent execution cost payables.

Receivable from customers include amounts receivable for commissions earned and other fees.

All securities transactions are cleared through other clearing brokers.

Goodwill and Other Intangibles

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is required to be assessed no less than annually for impairment. An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill.

Other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.* An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. Such a loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than its carrying value.

Fixed Assets

Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Income Taxes

The Company is not a taxable entity for income tax purposes. Such taxes are the liabilities of the individual members and the amounts thereof will vary depending on the individual situation of each member.

Recent Accounting Pronouncements

On September 15, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157, *Fair Value Measurement* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under FAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under FAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not presently expect the adoption of FAS 157 to have a material impact on its results of operations and financial condition.

(3) Goodwill and Other Intangibles

A portion of the purchase price paid by ITG Ventures as part of the Acquisition was assigned to goodwill ($15,940,509) and other intangibles ($4,400,000). Of the total other intangibles, $3,600,000 was assigned to internally developed computer software with a useful life of 10 years. The remaining $800,000 was assigned to a customer related intangible with a useful life of 17 years. The other intangibles have a weighted average useful life of approximately 11.27 years.

In accordance with SFAS No. 142, goodwill is assessed no less than annually for impairment. During the year ended December 31, 2007, no goodwill was deemed impaired and accordingly, no write-off was required. Other intangibles with definite lives continue to be amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144.

(4) Related Party Transactions

For the period January 1, 2007 through the Acquisition (the "Pre-Acquisition Period"), the Company earned commissions from two clients owned and operated by the former owners of RedSky (the "Pre-Acquisition Affiliates").

Pursuant to a Services Agreement with ITG Inc. which became effective with the Acquisition, the Company reimburses ITG Inc. for providing administrative and support services to the Company. These services include, but are not limited to, internal accounting, payroll, legal and other miscellaneous services.

Effective with the Acquisition, the Company entered into a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the development of a production data center and manages the disaster recovery services contract.

The Company executes option transactions on behalf of customers of ITG Inc.

In the normal course of business, ITG Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2007.

Certain customers' securities transactions are cleared through ITG Inc. There are commissions receivable of $76,678 due from ITG Inc. for these securities transactions which are reflected within receivable from broker-dealers on the accompanying Statement of Financial Condition at December 31, 2007.

Effective with the Acquisition Date, all employees of the Company are covered by the benefit plans of ITG Inc. or other affiliates.

(5) Commitments and Contingencies

The lease agreement covering the primary office space utilized to conduct the business of the Company was assigned to ITG effective with the Acquisition. The expense associated with this lease is charged back to the Company. This lease expires in 2012 and the minimum future rental commitments under this non-cancelable operating lease are $975,702. The Company also has non-cancelable operating leases agreements with third parties for certain office space and equipment, which expire at various dates through 2009. The minimum future rental commitment under these leases amount to $131,327.

(6) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivable from broker-dealers and receivable from customers. Cash and cash equivalents are deposited with high credit quality financial institutions.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2007, the Company had net capital of $1,226,647, which was $964,039 in excess of required net capital of $262,608. The Company's ratio of aggregate indebtedness to net capital ratio was 3.21 to 1.

(8) Subsequent Event

The Company filed an application with the National Futures Association ("NFA") to modify their futures registration status from an Introducing Broker to a Futures Commission Merchant ("FCM"). On January 16, 2008, the NFA approved the Company's FCM status. This changes the Company's minimum dollar net capital requirement to $500,000.

END